UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           SUN-TIMES MEDIA GROUP, INC.
    ------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86688Q100
    ------------------------------------------------------------------------
                                 (CUSIP Number)


                               G. WESLEY VOORHEIS
                            AUTHORIZED REPRESENTATIVE
                                 HOLLINGER INC.
                       120 ADELAIDE STREET WEST, SUITE 512
                                TORONTO, ONTARIO
                                 CANADA M5H 1T1
                                 (416) 363-8721

    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 31, 2007
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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      This Amendment No. 3 (this "Amendment") amends the Statement of Beneficial
Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2007 (the "Schedule 13D") by Hollinger Inc. ("Hollinger'") and 4322525 Canada Inc., an indirect wholly-owned subsidiary of Hollinger ("Canada Co." and together with Hollinger, the "Reporting
Persons"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Sun-Times Media Group, Inc., a corporation organized under the laws of Delaware (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 13, 2007 and Amendment No.
2 to the Schedule 13D, as filed with the SEC on August 2, 2007. The address of the Issuer's principal executive offices is 350 North Orleans Street, Chicago, Illinois, 60654. Unless specifically amended hereby or in Amendment No. 1 or Amendment No. 2 to the Schedule 13D, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in Amendment No. 1 to the
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 IS AMENDED TO ADD THE FOLLOWING:

      On August 31, 2007, a court order (the "Extension Order") was issued extending to September 28, 2007 the previously announced stay of proceedings obtained on August 1, 2007 by the Reporting Persons and certain affiliates pursuant to a court-supervised restructuring of the Reporting Persons and certain affiliates under the Companies' Creditors Arrangement Act (Canada) and a companion proceeding in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code. The Extension Order also provides for a standstill period until 5:00 p.m. Eastern Time on September 21, 2007 (the "Standstill Period"), during which time no steps may be taken in any litigation proceedings involving Hollinger Inc. in Canada and the United States, to allow the Reporting Persons and their affiliates to focus their time and resources on settlement negotiations. In addition to other agreements and as more fully set forth in the Extension Order, during the Standstill Period, (i) three of the six members of the Issuer's Board of Directors elected by the Reporting Persons by written consent on July 31, 2007 (the "Written Consent") - William E. Aziz, Edward C. Hannah and G. Wesley Voorheis - have agreed, subject to their fiduciary duties, not to attend or vote at meetings of the Issuer's Board of Directors or committees of the Board of Directors; (ii) the Reporting Persons will not exercise any of their voting rights attaching to their shares of capital stock of the Issuer, and (iii) the Issuer will not take any proceedings against the six members of the Issuer's Board of Directors elected by the Reporting Persons by the Written Consent. This agreement, as it relates to the Issuer's Board of Directors, is without prejudice to any steps or actions that the newly-appointed directors of the Issuer may take after the expiry of the Standstill Period, including causing a strategic process to be implemented in relation to the Issuer. The foregoing summary of the Extension Order is qualified in its entirety by reference to the text of the Extension Order, which is attached hereto as Exhibit 17 and incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

ITEM 7 IS AMENDED TO ADD THE FOLLOWING:

Exhibit No.           Description
-----------           -----------

Exhibit 17 Order of the Ontario Superior Court, dated August 31, 2007 in the Matter of a Proposed Plan or Compromise or Arrangement with respect to Hollinger Inc., 4322525 Canada Inc. and Sugra Limited

Exhibit 18            Press Release, dated August 31, 2007, of Hollinger Inc.




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                                  Page 3 of 4




                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2007

                                    HOLLINGER INC.


                                By:   /s/  G. Wesley Voorheis
                                    ------------------------------------
                                    Name:       G. Wesley Voorheis
                                    Title:      Chief Executive Officer


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                                  Page 4 of 4



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2007

                                    4322525 CANADA INC.


                                By:   /s/  G. Wesley Voorheis
                                    ------------------------------------
                                    Name:       G. Wesley Voorheis
                                    Title:      Authorized Representative